Exhibit 97.1
CLAWBACK POLICY

1.Objective

Alithya Group inc. (the “Company” or “Alithya”) has adopted this clawback policy (the “Policy”) in order to allow the Board of Directors (the “Board”) to require, in specific circumstances, the reimbursement of short-term and long-term incentive compensation by certain Covered Persons (as defined below) and thereby discourage them from engaging in activities that may expose Alithya to financial and reputational risk. The Policy has been adopted in compliance with the requirements of Section 10D of the Securities Exchange Act of 1934 and the listing standards of the NASDAQ Stock Market (“NASDAQ”) and applies while the Company continues to have a class of securities listed on NASDAQ.

2.     Definitions

For purposes of this Policy:

“Amended and Restated Date” has the meaning set out in Section 8 of this Policy.

“Applicable Laws” has the meaning set out in Subsection 3.3 of this Policy.

“Committee” means the Human Capital and Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board.

“Covered Person” means, with respect to the Company, (i) its President and Chief Executive Officer, (ii) its Chief Financial Officer, (iii) its principal accounting officer (or if there is no such accounting officer, its controller), (iv) its executive officers, (v) any vice-president in charge of a principal business unit, division or function (such as sales, administration, accounting or finance), (vi) any other officer who performs a policy-making function for the Company or any of its subsidiaries, and (vii) any other person who performs similar policy-making functions for the Company.

“Effective Date” has the meaning set out in Section 8 of this Policy.

“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price, (iii) total shareholder return, and (iv) any measures that are derived wholly or in part from any measure referenced in (i), (ii) or (iii). Such measures need not be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

“Financial Restatement” means an accounting restatement of any of the interim quarterly or annual consolidated financial statements of the Company due to the material non-compliance of the Company with any financial reporting requirement under securities laws, including any required accounting restatement to correct:

(a)     an error in previously issued financial statements that is material to the previously issued financial statements, or

(b)     that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period,

but does not include (1) an out-of-period adjustment (i.e., the correction of an immaterial error in previously-issued financial statements, provided that such correction is immaterial to the current period), (2) an accounting restatement pursuant to an order issued by an applicable securities regulatory authority (provided such order is unrelated to any material non-compliance of the Company with any financial reporting requirement under securities laws), (3) the retrospective application of a change in accounting principles, (4) the retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization, (5) a retrospective reclassification due to a discontinued operation, (6) the retrospective application of a change in reporting entity, such as from a reorganization of entities under common control, (7) retrospective adjustments to provisional amounts in connection with a prior business combination, and (8) retrospective revision for stock splits, stock dividends, or other changes in the Company’s capital structure.

“Incentive Compensation” means any compensation that is:

(a)     granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; or

(b)    determined based on (or otherwise calculated by reference to) compensation in (a) above (this may include, without limitation, amounts under any severance plan or agreement, any notional account that is based thereon, as well as any earnings or dividend equivalents accrued thereon).

“Misconduct” means: (i) fraud; or (ii) intentional and/or reckless non-compliance with applicable laws, rules or regulations, or the Company’s Code of Business Conduct; or (iii) any failure to report or take action to stop the same of another individual in respect of which the Board reasonably determines the Covered Person had actual knowledge or was willfully blind.

“Received”, with respect to Incentive Compensation, occurs in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the grant or payment of the Incentive Compensation occurs after the end of that period.

“Recoupment Amount” means the amount determined under Subsection 4.1 of this Policy.

“Recoupment Period” means the three fiscal years completed immediately preceding any applicable Restatement Date, plus any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

“Restatement Date” has the meaning set out in Subsection 3.1 of this Policy.

3.     Recoupment Events

3.1     Recoupment Due to Financial Restatement

In the event of a Financial Restatement, Incentive Compensation shall be subject to recoupment under this Policy as of the date (the “Restatement Date”) which is the earlier to occur of:

(a)     the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement; or

(b)    the date a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

Notwithstanding the foregoing, recoupment in connection with a Financial Restatement under this Policy as amended and restated on the Amended and Restated Date will not apply to Incentive Compensation Received (i) by a person prior to October 2, 2023, (ii) prior to the date the person became a Covered Person, or (iii) by a person if they were not a Covered Person during the performance period applicable to such Incentive Compensation. With respect to Incentive Compensation Received by a person prior to October 2, 2023, any recoupment in connection with a Financial Restatement will be made, if at all, under the terms of this Policy in effect prior to the Amended and Restated Date.

3.2    Recoupment Due to Misconduct

In the event a Covered Person committed or was involved in any Misconduct not giving rise to a Financial Restatement, Incentive Compensation paid, granted, awarded to, or received or earned, or vested in favour of, the Covered Person during the 24 months preceding the date on which the Board determined that the Misconduct occurred and any award that was exercised, settled or paid after the Misconduct shall be subject to recoupment under this Policy.

3.3        Recoupment Required under Applicable Law

Incentive compensation shall be subject to recoupment as may be required by any applicable law, rule or regulation, stock exchange rule or regulatory body having jurisdiction over the Company from time to time (“Applicable Laws”), in which case, in the event of any inconsistency, conflict or ambiguity, Applicable Laws shall govern and supersede any limitations, rights, terms or discretion set out in this Policy.

4.         Recoupment Process for Incentive Compensation

4.1    Determination of Recoupment Amount

In the case of recoupment due to Financial Restatement, subject to Section 5, the “Recoupment Amount” shall be the amount by which the Incentive Compensation Received by the Covered Person during the Recoupment Period exceeds the amount the Covered Person would have Received during that period had it been determined based on the restated amounts in the Financial Restatement, measured on a before-tax basis, as determined by the Committee. Where the Recoupment Amount is not subject to mathematical recalculation directly from the information in the Financial Restatement (such as if it is based on stock price or total shareholder return), then (i) the amount will be based on a reasonable estimate of the effect of the Financial Restatement on the applicable Financial Reporting Measure, (ii) the Company will maintain documentation related to that determination, and (iii) the Company will provide such documentation to NASDAQ.

In the case of recoupment due to a Covered Person’s Misconduct that does not involve a Financial Restatement, the Recoupment Amount shall be the amount which the Board in its sole discretion determines to be appropriate. In determining that Recoupment Amount, the Board may take into account any factors it deems relevant, including, without limitation:

(a)     the individual’s position and degree of responsibility for the Misconduct;

(b)    the availability of other remedies to the Company;

(c)    any actual or potential penalties or punishments that regulators or third parties may impose on the relevant individual or the Company;

(d)    the cost and likely outcome of any potential litigation relating to the recoupment, and whether recoupment may prejudice any other interests of the Company, including its interest in any related proceeding or investigation; and

(e)     taxes paid or payable by the individual on compensation subject to recoupment.

Any such determination by the Board under this Policy will be final and binding on all interested parties and any successors thereto.

4.2    Procedure for Recoupment

The Company will reasonably promptly recover the Recoupment Amount. Except as set forth in Section 5, the Company may not accept an amount that is less than the Recoupment Amount in satisfaction of the Covered Person’s obligations under this Policy.

To the extent that a Covered Person has already reimbursed the Company for any Recoupment Amount received under any duplicative recovery obligations established by the Company or applicable law, such reimbursed amount shall be credited to the Recoupment Amount that is subject to recovery under this Policy.

5.    Exceptions to Recoupment Requirement

Notwithstanding anything to the contrary in this Policy, the Company may elect not to recover some or all of the Recoupment Amount in the case of recoupment due to Financial Restatement to the extent the Committee determines that recovery would be impracticable and one or more of the following conditions, and any other requirements of applicable law, are met:

(a) the direct expense paid to a third party to assist in enforcing the Policy would exceed the Recoupment Amount, and the Company (i) has made a reasonable attempt to recover the Recoupment Amount, (ii) documented such attempt, and (iii) provided such documentation to NASDAQ;

(b)    recovery of the Recoupment Amount by the Company would violate applicable laws in Canada that were adopted prior to November 28, 2022, and the Company (i) has obtained an opinion of Canadian counsel that recovery would result in a violation of such laws, and (ii) has provided such opinion to NASDAQ; or

(c)    recovery of the Recoupment Amount would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended.

6.     No Impairment of Other Remedies

Each award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to a Covered Person shall be deemed to include the provisions of this Policy. The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy that may be available to Alithya, including termination of employment and institution of any proceedings. Notwithstanding any provision of the Articles or By-laws of the Company or of any agreement between the Company and a Covered Person, Covered Persons are not entitled to be indemnified for any portion of any Incentive Compensation which is recouped or cancelled under this Policy or any taxes previously paid or other costs associated with the receipt of such Incentive Compensation or application of this Policy and no employee will be entitled to any compensation or damages in respect of any portion of any Incentive Compensation which is recouped pursuant to this Policy. Recoupment under this Policy shall not be considered to be or give rise to an event or action of the Company constituting “good reason” for resignation (or any similar concept) under any agreement, incentive plan or award of the Company.

7.    Policy Review and Oversight

The Committee shall have overall responsibility for this Policy, including the periodic review, monitoring of the effectiveness and compliance thereof, and make appropriate recommendations to the Board. All determinations, decisions and interpretations to be made under this Policy shall be approved by the Board, on the recommendation of the Committee. Subject to Section 10D of the Securities Exchange Act of 1934 and the listing standards of NASDAQ, as applicable, this Policy may be amended or terminated at any time by the Board.

8.     Approval of this Policy and Effective Date

On the recommendation of the Committee, this Policy was first approved by the Board on June 9, 2021 (the “Effective Date”) and was subsequently amended and restated on November 13, 2023 (the “Amended and Restated Date”).